September 8, 2005

Via Facsimile and U.S. Mail

Zheng Bailin
General Manager
Bank of China New York Branch
410 Madison Avenue
New York, New York 10017

Re: 	China Development Bank
      Registration Statement under Schedule B
      Filed August 18, 2005

Dear Mr. Bailin:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please refer to the first comment in our letter dated August
30,
2004, and the first comment in our letter dated September 15, 2004, issued in connection with your Registration Statement on Schedule B filed on July 30, 2004. With a view to disclosure, please describe any changes in your operations, or in your relationships with the People`s Republic of China central government, the People`s Bank of
China, the China Export-Import Bank, other entities or other countries, that would cause you to respond differently to those comments in connection with the current filing than you did in your letters of September 8, 2004 and September 16, 2004 regarding the prior registration statement. Detail for us the respects in which you would respond differently regarding the current filing. If your responses with regard to the current filing would not differ from your prior responses, please so state.
2. We note that more than Rmb 28.5 million of your balances, including cash and cash equivalents, resides with the PBOC (see Note
9 on page F-22). We also note the statement under the heading "Institutional Arrangement" on the PBOC website that all capital of the PBOC is invested and owned by the PRC. Please refer to the comments noted above and China`s investments in, among other countries, Iran and Sudan (see "China Invests Heavily in Sudan`s Oil
Industry" Washington Post (December 23, 2004) and "Global Race is on to Snag Oil Supplies" The Seattle Times (May 1, 2005)). Advise us whether funds from your operations, including balances held by the PBOC, may be used, directly or indirectly, by the PBOC, China Exim Bank or other Chinese governmental entities to fund or support financing or credit arrangements in or with Sudan, Iran or other countries that have been identified by the U.S. State Department as state sponsors of terrorism. Please advise us of the materiality of any such direct or indirect funding, and whether the existence of such an arrangement poses a material investment risk to potential investors and existing note holders.
3. We note that a November 22, 2004 article and a March 4, 2005 article from Reuters News concerning Cuban nickel and cobalt production include references to "financing coming from the China Development Bank." Please describe any agreements, arrangements and financings that involve operations in Cuba and any other country that has been identified by the U.S. State Department as a state sponsor of terrorism. Please advise us of the materiality of any such direct or indirect funding, and whether the existence of such an arrangement poses a material investment risk to potential investors and existing note holders.
4. In preparing your responses to the foregoing comments, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that legislation requiring divestment from, or reporting of interests in, companies that do business with U.S.- designated state sponsors of terrorism has been adopted by Arizona and Louisiana. Legislation requiring divestment from, or reporting of interests in, companies that do business with Sudan recently has been proposed by several other U.S. states, and adopted by Illinois,
Oregon and New Jersey.

Closing Comment

	Please revise your registration statement in response to our comments. You may wish to provide us with marked copies of the revised registration statement to expedite our review. Please furnish a cover letter with your revised registration statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised registration statement.

	We direct your attention to Rules 460 and 461 of the Securities
Act regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please direct any questions about these comments to me at
(202)551-3450.

	Sincerely,



	Michael Coco
	Special Counsel



Cc:   	Via Facsimile
	Huanting Timothy Li, Esq.
	Sidley Austin Brown & Wood LLP
	39/F, Two International Finance Centre
	8 Finance Street
	Hong Kong SAR, China
	(852) 2509-3110
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China Development Bank
Registration statement under Schedule B
2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE